UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C
                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                    Securities Exchange Act of 1934 and Rule
                           13a-17 or 15d-17 thereunder

                         FIRST COMMERCIAL BANCORP, INC.
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                 (Exact name of issuer as specified in charter)

            865 Howe Avenue, Suite 310, Sacramento, California 95825
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                    (Address of principal executive offices)

         Issuer's telephone number, including area code: (916) 641-3288

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security: Common Stock
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2.   Number of shares outstanding before the change: 105,790,801
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3.   Number of shares outstanding after the change: approximately 846,326
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     (subject to settlement of fractional shares)
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4.   Effective date of change: 5:00 P.M. Eastern Standard Time on December 6,
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     1996
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5.   Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):
         One-for-one   hundred   twenty-five  reverse  stock  split  Give  brief
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         description of transaction:  At the 1996 Annual Meeting of Shareholders
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         of First  Commercial  Bancorp,  Inc. (the Company ) held on December 5,
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         1996 the Company's  Shareholders approved an amendment to the Company's
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         charter  (which  amendment  was filed  with the  Secretary  of State of
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         Delaware  on  December  6,  1996)  pursuant  to which each share of the
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         Company's  Common  Stock  outstanding  or held in treasury  immediately
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         prior to the Effective Date  automatically was reclassified and changed
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         into  one-one  hundred   twenty-fifth  (1/125)  of  a  fully  paid  and
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         non-assessable  share of Common Stock. No fractional shares were issued
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         as a result of the Reverse Stock Split,  and all  fractional  interests
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         were  automatically  converted  into the right to receive cash equal to
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         the value of such  fractional  interest on the Effective  Date. The par
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         value of the Common Stock was changed from $0.01 to $1.25 per share, as
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         of the Effective Date
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                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:  N/A
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2.   Name after change: N/A
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3.   Effective date of charter amendment changing name:  N/A
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4.   Date of shareholder approval of change, if required: N/A
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Date      December 6, 1996             /s/Donald W. Williams
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                                       Donald W. Williams, Chairman, President,
                                        and Chief Executive Officer